

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2021

Vadim Komissarov
Chief Executive Officer
Trident Acquisitions Corp.
One Liberty Plaza
165 Broadway St, 23rd Floor
New York, NY 10006

> **Re: Trident Acquisitions Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 12, 2021**
> **File No. 333-257734**

Dear Mr. Komissarov:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 6, 2021 letter.

Form S-4/A filed August 12, 2021

Summary
Interests of Certain Persons in the Business Combination, page 5

1. We note your response to prior comment 7. Please explain how these cash contributions present a conflict of interest to TDAC's directors and officers.

2. Please clarify exactly how the TDAC board considered the TDAC directors and officers' conflicts of interests in negotiating and recommending the Business Combination.

Proposal No. 1 - The Business Combination Proposal
Background of the Merger, page 80

3.   We note your response to prior comment 13. Please revise to disclose the trust funds remaining after each extension. Also, please expand your disclosure to include the consideration, if any, the TDAC board gave to the fact that TDAC would not meet the Nasdaq listing requirement to consummate a business combination within 36 months of the effectiveness of its IPO registration statement.

Certain Lottery.com Projected Financial Information, page 86

4.   We note your response to prior comment 16. Consider also including this explanatory footnote in the section entitled "Unaudited Pro Forma Condensed Combined Financial Information."

Lottery.com Management's Discussion and Analysis of Financial Condition and Results of Operations, page 150

5.   We note your response to prior comment 19. Please disclose the financial metrics in the filing.

Financial Statements - AutoLotto, Inc., page F-51

6.   Please file an updated consent from the independent accountants of AutoLotto, Inc. in the next amendment.

Note 4. Intangible Assets, net, page F-60

7.   We note in the disclosure on page F-61 that you issued a convertible note in the amount of $12,500,000 for the right to acquire assets of a third party. Please expand the disclosure to explain in detail how you determined that this right constitutes an intangible asset prior to the acquisition of the asset, how you would evaluate impairment of such an intangible asset and the terms of the agreement, such as the date the agreement expires and any other material terms. Please supplementally explain to us the reason you believe that this should be recorded as an asset rather than expensed.

Note 5. Notes Payable and Convertible Debt, page F-62

8.   We note that the parties executed an amendment that updated the maturity date of Series B Notes to December 21, 2021. Please expand the disclosure to include the date that the amendment was executed. Please revise the disclosure on page 158 accordingly.

Note 11. Related Party Transactions, page F-67

9.   We note in the revised disclosure that you will benefit from any positive net income of Master Goblin in that your reimbursement obligation will be reduced in the event of Master Goblin experiences positive net income. Please tell us how you considered the

guidance in ASC 810-10-15 regarding whether your relationship with Master Goblin constitutes a VIE, as it appears that you may be the primary beneficiary of the operations of Master Goblin.

Note 13. Subsequent Events, page F-95

10. We note that in February 2021 you terminated an agreement with Playsino, Inc. and incurred a settlement cost satisfied by the issuance of Series B notes. Based on the statement of operations for the three months ended March 31, 2021, it does not appear that you expensed this settlement cost during the period. Please revise to expense this cost or expand the disclosure to clearly explain the basis for not recording an expense in the period the agreement was terminated.

Exhibits

11. We note the form of preliminary proxy card filed as Exhibit 99.1. Please note that the form of proxy should be filed as an appendix to the proxy statement rather than an exhibit to the registration statement. Refer to Note to paragraph (a)(3) of Exchange Act Rule 14a-4.

You may contact Claire DeLabar, Senior Staff Accountant, at 202-551-3349 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at 202-551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Mitchell S. Nussbaum